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	June 21, 2016	SÃO PAULO
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VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Mara L. Ransom

RE:                           GP Investments Acquisition Corp. Registration Statement
on Form S-4 filed May 13, 2016 (File No. 333-211355)

Dear Ms. Ransom:

We are writing on behalf of our client, GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (the “Company”), to provide, on a supplemental basis, our response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 10, 2016 (the “Comment Letter”), relating to the above Registration Statement on Form S-4 (the “Registration Statement”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold, italicized text and is followed by the Company’s corresponding response.

The changes made to the Registration Statement in response to the Staff’s comments will be set forth in Amendment No. 1 to the Registration Statement (“Revised Registration Statement”), which the Company intends to file with the Commission via EDGAR on or about the date hereof.  Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Revised Registration Statement. Page references set forth in a response to a comment are to the corresponding page in the Revised Registration Statement.

Prospectus Cover Page

1.                          We note your disclosure that immediately following the business combination, Sponsor will hold approximately 28% of WDKN’s outstanding common stock, giving effect to Sponsor’s planned $50 million equity commitment and assuming that no public GPIA shareholders exercise their redemption rights. Please include the percentage of WDKN that will be owned by Sponsor in the event that GPIA shareholders exercise their redemption rights to the maximum extent allowable, based on outstanding shares and on a fully-diluted basis. Please provide comparable disclosure throughout your combined proxy statement and prospectus each time you discuss the relative voting power of Sponsor.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page. Additionally, comparable disclosures have been included in the relevant sections of the Revised Registration Statement regarding the percentage of WDKN that will be owned by the Sponsor in the event that GPIA shareholders exercise their redemption rights to the maximum extent allowable.

Questions and Answers About the Proposals

Why am I receiving this proxy statement/prospectus..., page 4

2.                          When you state that GPIA’s board of directors recommends voting in favor each of the proposals, please also briefly cross-reference the conflicts of interests of such directors in the merger, as later discussed beginning on page 35.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Revised Registration Statement. Additionally, comparable disclosures have been included in the relevant sections of the Revised Registration Statement.

What will World Kitchen’s equityholders receive in return for the acquisition..., page 8

3.                          Here and on the prospectus cover page, please revise to clearly quantify the portion of merger consideration in terms of the amount of shares and cash that would be issued in exchange for each share of World Kitchen common stock, assuming the merger were to be consummated as of a current date.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 9 of the Revised Registration Statement.

4.                          You indicate that the $500 million aggregate purchase price may be adjusted at closing pursuant to the terms of the merger agreement. Please provide ranges or estimates of such potential adjustments and quantify the relative forms of consideration that may be issued at closing (i.e. between equity and cash) to provide more meaningful disclosure of the aggregate merger consideration likely payable. Please provide comparable disclosure throughout your combined proxy statement and prospectus when discussing the $500 million aggregate purchase price.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Revised Registration Statement. Additionally, comparable disclosures have been included in the relevant sections of the Revised Registration Statement.

How do our Sponsor and the other initial shareholders intend to vote..., page 18

5.                          Please disclose that Sponsor and the other initial shareholders may purchase additional shares prior to the closing of the business combination in accordance with the terms set forth on pages 36-37.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Revised Registration Statement.

Summary of the Proxy Statement/Prospectus

Sources and Uses of Funds for the Business Combination, page 38

6.                          Please revise to state as of what date this information is being presented and clearly state that certain amounts, such as estimated cash from World Kitchen and World Kitchen debt, will likely fluctuate. In this regard, it appears that the amount contained in the trust account is as of a current date. However, it is not readily apparent as of what date the other amounts have been reflected.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Revised Registration Statement.

7.                          We note your table summarizing the sources and uses for funding the business combination. We note several differences in this table and the information provided in the unaudited pro forma condensed combined financial statements on page 181. For example, the value of the stock to be issued to World Kitchen equityholders, cash proceeds to World Kitchen equityholders and payment of transaction fees. Please reconcile these amounts or explain to us the reasons for the differences.

The Company respectfully advises the Staff that the Sources and Uses table and the unaudited pro forma financial information have been calculated at different dates.  In response to the Staff’s comment, the Company has revised the Sources and Uses table on page 40 and the disclosure on page 203 of the Revised Registration Statement to include date references.

Comparative Per Share Data, page 50

8.                          Please revise to include all of the required elements of Item 3(f) of Form S-4 or explain to us how you believe you have done so. Please also tell us why you have not included historical weighted average shares outstanding and net income per share for WKI Holding Company, Inc.

In response to the Staff’s comment, the Company has revised the Comparative Per Share Data disclosure beginning on page 52 of the Revised Registration Statement.

Risk Factors

Risks Related to the Merger, page 81

9.                          Please add a risk factor to discuss the risks resulting from the GPIA board of directors’ decision not to obtain a third party valuation of World Kitchen in connection with its determination to approve the merger. Refer to Item 3 of Form S-4.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Revised Registration Statement.

The Merger Proposal

Backgrounds of the Merger, page 115

10.                   You state that GPIA reviewed 250 companies as potential investment opportunities and “made formal presentations to and/or submitted offers to several companies,” including the seven companies you later identify as Company A through Company G, and none of such opportunities materialized. Please clarify whether you made formal presentations to and/or submitted offers to any companies other than the seven aforementioned entities and, if so, why you have opted to discuss solely Company A through Company G. Please also clarify whether or not World Kitchen was among the 250 companies initially reviewed and, if not, why.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Revised Registration Statement.

11.                   You note that at the time Mr. Fleiss contacted World Kitchen on October 19, 2015, Morgan Stanley already represented World Kitchen as its financial advisor. Please enhance your disclosure to discuss whether World Kitchen was actively seeking a strategic alternative at this time and whether any competing offers were received by World Kitchen prior to or after GPIA first engaged World Kitchen.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Revised Registration Statement.  Additionally, the Company supplementally advises the Staff that the Company is not aware whether World Kitchen received any competing offers from other potential counterparties either prior to or after it first engaged in discussions with World Kitchen.

12.                   We note that on December 9, 2015, GPIA submitted an indication of interest to World Kitchen reflecting an enterprise value of $513 million in a debt-free, cash-free transaction, which amount was later decreased to $503 million on January 20, 2016, increased to $520 million on February 5, 2016, and reduced to $500 million on March 11, 2016. In this regard we note your disclosure on page 134 that “[t]he consideration to be paid by GPIA was determined through negotiations between GPIA and World Kitchen,” but your disclosure here does not provide any discussion of any counter-offers submitted by World Kitchen or any other meaningful evidence of negotiation between the parties as it pertains to valuation and the ultimate aggregate merger consideration to be payable by GPIA. Please enhance your disclosure to clarify how the initial proposed valuation of World Kitchen was determined and discuss the underlying reasons behind the subsequent changes in proposed valuation. Please also clearly explain how you arrived at the aggregate merger consideration and the total mix of cash and stock consideration.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 121 of the Revised Registration Statement.

13.                   You state that GPIA and World Kitchen entered into an exclusivity period beginning on February 9, 2016. Please enhance your disclosure to clarify whether GPIA extended an offer to any other company as a potential investment opportunity prior to this time.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Revised Registration Statement.

14.                   Please clarify the roles of the “multiple third-party advisers” you engaged during the due diligence process and referenced on page 119.

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Revised Registration Statement.

15.                   Please elaborate upon the “various valuation metrics” that were discussed on April 13, 2016 and originally prepared by UBS in connection with discussions between GPIA and UBS about the possibility of UBS rendering a fairness opinion and whether those metrics, and any analyses drawn from them, varied from those presented to the board on April 19, 2016.

The Company supplementally advises the Staff that all of the analyses discussed on April 13, 2016 also were presented to the GPIA board of directors on April 19, 2016.  The only variance in the valuation metrics discussed on April 13, 2016 was that the figures presented in such earlier discussion reflected the state of the merger agreement negotiations at that point in time and the then-current share price figures.

16.                   Please revise to clarify the role of the special transaction committee. In this regard, disclosure on page 121 and elsewhere suggests that the special transaction committee was formed solely to assess the fairness of the terms contemplated by the equity commitment letter between GPIA and Sponsor. However, as addressed in the comment below, it appears that the special transaction committee ultimately considered and recommended the transaction with World Kitchen to the full board of directors.

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Revised Registration Statement.

17.                   Please revise your disclosure to provide the factors the special transaction committee relied upon in recommending the transaction with World Kitchen to the full board of directors. In this regard, the factors in support of recommending the transaction to shareholders, as set forth on page 124, are those of the full board, not the special transaction committee.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 127 of the Revised Registration Statement.

18.                   Please enhance your disclosure to address how GPIA determined to enter into the equity commitment with Sponsor and whether any alternative strategies, transactions or sources of funding were considered. Include in such discussion what consideration was given to the various advantages and disadvantages of Sponsor’s equity commitment.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Revised Registration Statement.

GPIA’s Board of Directors’ Reasons for Approval of the Merger, page 123

19.                   We note that the UBS discussion materials were one of the factors considered by GPIA’s board of directors in evaluating the merger with World Kitchen, and that UBS did not prepare, nor was it asked to prepare, a fairness opinion. Please discuss why GPIA determined it would not request a fairness opinion related to the merger from UBS.

In response to the Staff’s comment, the Company has revised the disclosure on page 130 of the Revised Registration Statement.

Description of Financial Analyses and Fairness Opinion of Duff & Phelps, page 127

20.                   We note the use of Management Projections by Duff & Phelps for its Discounted Cash Flow Analysis. We also note the use of projections by UBS, reflected on page 136. If both sets of projections were prepared by World Kitchen management, please state as much and explain why these projections appear to differ.

In response to the Staff’s comment, a footnote has been added to the Discounted Cash Flow Analysis summary in the section describing Duff & Phelps’ fairness opinion on page 136 of the Revised Registration Statement.  The Company supplementally advises the Staff that other than the difference identified in the footnote, the management projections presented to the GPIA board of directors and the Company’s financial advisors were the same (subject to differences in rounding).  Furthermore, the company has added additional disclosure regarding the projected financial information in response to the Staff’s comment 24.

Description of Discussion Materials of UBS, page 133

21.                   You state that since UBS was not requested to render a fairness opinion, “UBS did not follow the procedures that it would ordinarily follow in connection with rendering an opinion.” Please describe how the omission of certain procedures impacted UBS’ financial analysis.

The Company supplementally advises the Staff that, because UBS was not asked to render a fairness opinion, UBS did not present its fairness analyses, or a fairness opinion, to an authorized committee of UBS.  Accordingly, UBS cannot predict what comments would have been provided by such committee and the required changes, if any, to its analyses as a fairness opinion was not requested and thus such procedures were not initiated.  In response to the

Staff’s comment, clarifying language has been added to the disclosure on page 139 of the Revised Registration Statement.

22.                   For each of the analyses conducted by UBS, please elaborate to provide additional disclosure regarding the underlying data and considerations UBS used to arrive at the values you provide. As one example only, please disclose the selected public companies and the financial data that UBS chose to use in conducting the Selected Companies Analysis.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Revised Registration Statement.

23.                   We note reference throughout your prospectus to UBS as your board’s financial advisor, the role undertaken by UBS in providing assistance to GPIA’s management and board of directors and your indication that GPIA’s board considered the presentations of UBS in recommending shareholder approval of the business combination. In light of this reliance upon UBS, please provide us with your analysis as to whether GPIA is required to obtain a consent from UBS pursuant to Section 7(a) of the Securities Act.

In response to the Staff’s comment, the Company’s financial advisor, UBS, has provided the required consent, which is filed under Exhibit 99.3 of the Revised Registration Statement.

Projected Financial Information, page 135

24.                   Please revise your disclosure to briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information and explain how you determined that providing projections through 2020 was reasonable. Please also explain how you determined that the Management Projections relied upon by Duff & Phelps as part of its Discounted Cash Flow Analysis, which extend to 2022, are reasonable. Refer to Item 10(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Revised Registration Statement.

25.                   We note the presentation of World Kitchen sales projections without a GAAP measure of income. Please tell us how you considered presenting projections of net income and/or earnings from continuing operations or income before extraordinary items since it can be misleading to present sales or revenue projections without a measure of income. Please also consider presenting earnings per share to avoid any misleading inferences that may arise due to contradictory trends in projected sales and projected measure of income. Refer to Item 10(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Revised Registration Statement.

The Organizational Documents Proposals, page 142

26.                   You state that “[t]he organization documents proposals are conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal.” However, based on your preliminary proxy card in Annex G, with respect to proposals numbered 3 through 8, it is not clear that such proposals are conditioned upon the approval of other proposals. Please advise or revise accordingly.

In response to the Staff’s comment, the Company has revised the description of each of the organizational documents proposals on the Company’s preliminary proxy card in Annex G.

Organizational Documents Proposal F- Approval of Other Changes in Connection With Adoption of the Proposal Organizational Documents

Reasons for the Amendments

Electing not to be governed by Section 203 of the DGCL, page 157

27.                   Please enhance your disclosure to address more specifically the reasons why the board determined to exclude Sponsor from the definition of “interested stockholder.”

In response to the Staff’s comment, the Company has revised the disclosure on page 166 of the Revised Registration Statement.

U.S. Federal Income Tax Considerations, page 171

28.                   If you elect to use a short-form opinion, please note that the opinion and the related tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, and that disclosure must clearly identify and articulate the opinion being rendered. Please refer to Sections III.B and III.C of Staff Legal Bulletin 19 (Oct. 14, 2011).

In response to the Staff’s comment, the Company has revised the disclosure on page 180 of the Revised Registration Statement. We will file our tax opinion in a subsequent amendment to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

3. Preliminary Allocation of Purchase Consideration, page 186

29.                   You state that the purchase price for the business combination is expected to be approximately $500 million which will be reduced by the amount of indebtedness of World Kitchen and increased by the cash and cash equivalents held by World Kitchen. You further state that 75% of the merger consideration will be paid in cash and 25% will be paid in equity. Please provide us the calculations of the 75% cash consideration and 25% equity consideration of the total merger consideration and reconcile those calculations to the $200.7 million in cash consideration and $71 million in rollover equity shown in the table.

The Company respectfully advises the Staff that in accordance with the unaudited pro forma condensed financial information, the corresponding purchase calculations are calculated as of March 31, 2016 (rather than as of July 31, 2016, or the assumed closing date for the purposes of the estimated merger consideration calculations, as elsewhere disclosed in the Revised Registration Statement) and accordingly in response to comment 55 of the Comment Letter the Company has revised the disclosure on page 195 of the Revised Registration Statement to reflect $193.5 million in cash consideration and $67.2 million in rollover equity as of March 31, 2016. The Company further advises the Staff that the following table reconciles the purchase price with the expected cash and equity consideration as presented in the Revised Registration Statement (in millions):

Unadjusted purchase price	$500.0
Purchase price adjustments	(2.2)
Less: Assumed indebtedness	(6.8)
Less: Indebtedness to be repaid	(241.4)
Add: Cash equivalents held by World Kitchen	27.3
Less: Estimated seller expenses	(8.0)
Total Cash Proceeds	268.9
Estimated working capital adjustment	(8.2)
Adjusted Cash Proceeds	$260.7

Cash consideration, including $10 million to escrow	$193.5
Rollover equity consideration (25% of total cash proceeds of $268.9 million)	67.2
Adjusted Cash Proceeds	$260.7

30.                   Please tell us if the $6.8 million of World Kitchen’s debt obligation that will carry forward after the close of the business combination represents the $4.3 million promissory note executed in connection with the closure of a distribution center in Monee, IL discussed on page 25. If so, tell us why these amounts differ.

The Company respectfully advises the Staff that the $6.8 million of World Kitchen’s debt obligation that will carry forward after the close of the business combination (determined as of December 31, 2015) consists of two separate obligations: (1) the $4.3 million promissory note executed in connection with the closure of World Kitchen’s Monee, Illinois distribution center; and (2) a $2.5 million precious metals obligation for purchases of platinum. The Company further advises the Staff that the precious metals obligation is excluded from the debt financing discussion on page 25 of the Registration Statement as it is not considered a financing arrangement. The Company has revised the disclosure on page 196 of the Revised Registration Statement to clarify that the $6.8 million debt obligation consists of these two components.

4. Pro Forma Adjustments, page 187

31.                   Please provide us with the detail of the $71 million of equity consideration that will be issued to the holders of World Kitchen, including the number of shares and price per share.

The Company respectfully advises the Staff that in response to comment 55 of the Comment Letter the Company has revised the disclosure on page 203 of the Revised Registration Statement to reflect estimated equity consideration of $67.2 million as of March 31, 2016. The estimated equity consideration of $67.2 million was divided by $9.72, which was the closing per share stock price on March 31, 2016, to arrive as 6,916,615 shares.

32.                   Please provide a detailed listing of the intangible assets recorded in footnote (f). Based on your disclosure on page 187, it appears that you recorded definite lived trademarks, patents, customer relationships, technology and indefinite lived trademarks.

The Company has revised the disclosure on page 199 of the Revised Registration Statement in response to the Staff’s comment.

33.                   Please provide us with your calculation of pro forma depreciation and pro forma amortization in the chart on page 191.

The Company respectfully advises the Staff that pro forma depreciation expense for 2015 and the first quarter of 2016 was adjusted to represent the adjusted cost basis (after fair value adjustment) divided by the estimated remaining useful life for each major asset class. The Company calculated pro forma depreciation expense for 2015 and the first quarter of 2016 as follows:

For the quarter ended March 31, 2016 (in millions)

Asset Class	Fair Value Adjustment	Cost Basis, as Adjusted	Average Estimated Remaining Useful Life	Pro Forma Depreciation Expense
Land	$0.4	$1.3	n/a	$ n/a
Land Improvements	1.3	1.2	8 years	0.1
Buildings	26.9	43.2	8 years	0.9
Machinery & Equipment	—	65.7	4 years	6.3
Construction in Progress	—	6.0	n/a	n/a
Total	$28.6	$112.4		$7.3

For the year ended December 31, 2015 (in millions)

Asset Class	Fair Value Adjustment	Cost Basis, as Adjusted	Average Estimated Remaining Useful Life	Pro Forma Depreciation Expense
Land	$0.4	$1.3	n/a	$ n/a
Land Improvements	1.3	1.4	8 years	0.2
Buildings	26.9	43.4	8 years	5.4
Machinery & Equipment	—	60.5	4 years	30.8
Construction in Progress	—	15.3	n/a	n/a
Total	$28.6	$121.9		$36.4

The Company respectfully advises the Staff that pro forma amortization expense for 2015 and the first quarter of 2016 was adjusted to represent the gross carrying value divided by the estimated remaining useful life for each major asset class. The Company calculated pro forma amortization expense for 2015 and the first quarter of 2016 as follows:

For the quarter ended March 31, 2016 (in millions)

Type	Gross Carrying Value	Estimated Remaining Useful Life	Pro Forma Amortization Expense
Indefinite lived trademarks	$133.8	n/a	$ n/a
Patents	1.1	2.5 years	0.1
Definite lived trademarks	7.5	15 years	0.1
Customer relationships	31.7	20 years	0.4
Technology	14.9	10 years	0.4
Total	$189.0		$1.0

For the year ended December 31, 2015 (in millions)

Type	Gross Carrying Value	Estimated Remaining Useful Life	Pro Forma Amortization Expense
Indefinite lived trademarks	$133.8	n/a	$ n/a
Patents	1.1	2.5 years	0.4
Definite lived trademarks	7.5	15 years	0.5
Customer relationships	31.7	20 years	1.6
Technology	14.9	10 years	1.5
Total	$189.0		$4.0

34.                   Refer to footnote (x). Please reconcile the 16,242,250 shares subject to redemption to the initial 17,250,000 shares issued in the initial public offering. Please explain why all of the shares issued in the initial public offering are not shown as subject to redemption and how the amount subject to redemption was calculated.

The Company respectfully advises the Staff that the Company has maintained a shareholders’ equity balance in excess of $5 million in order to avoid the limitations of Rule 419 of Regulation C. Accordingly, in order to avoid the application of Rule 419, only a limited number of shares issued may be subject to redemption. The following table reconciles the number of shares subject to redemption to the shares issued in the initial public offering as presented in the Revised Registration Statement:

Shares subject to redemption	16,137,312
Shares not subject to redemption	5,425,188
Total shares issued and outstanding	21,562,500
Less: Founder shares	(4,312,500)
Shares issued in the initial public offering	17,250,000

35.                   Refer to footnote (x). Throughout your document, you state that you will issue 6,450,300 shares to the equityholders of World Kitchen pursuant to the merger agreement. Please tell us why footnote (x) shows issuance of 7,391,337 shares World Kitchen equityholders. Please provide a reconciliation of these two amounts.

The Company respectfully advises the Staff that, as set out in the merger agreement, merger consideration will consist of 75% cash consideration and 25% equity consideration. The pro forma condensed combined financial information has been computed using the estimated merger consideration as of the date of such information. In the Company’s previously filed Registration Statement, such pro forma information was presented as of December 31, 2015, and 7,391,337 shares, or $71.0 million, represented 25% of the net cash proceeds after repayment of existing World Kitchen indebtedness and certain transaction expenses as of that date. The equity consideration of 6,450,300 shares otherwise referenced in the Company’s previously filed Registration Statement represented the Company’s good faith estimate of 25% of the net cash proceeds if calculated as of July 31, 2016, or the projected date of the consummation of the merger.

In the Company’s Revised Registration Statement, the pro forma condensed combined financial information is presented as of March 31, 2016, and the 6,916,615 shares, or $67.2 million, reflected in footnote (z) on page 203 of the Revised Registration Statement represents 25% of the net cash proceeds after repayment of existing World Kitchen indebtedness and certain transaction expenses as of that date.  The equity consideration of 6,119,956 shares of WDKN common stock referred to elsewhere in the Revised Registration Statement represents the Company’s good faith estimate of 25% of the net cash proceeds if calculated as of July 31, 2016, or the projected date of the consummation of the merger.

The Company has revised the disclosure on pages 203 of the Revised Registration Statement.

Comparison of Corporate Governance and Shareholder Rights, page 194

36.                   Please revise to disclose the vote required by shareholders to approve routine matters. Information about World Kitchen, page 208

In response to the Staff’s comment, the Company has revised the disclosure on page 205 of the Revised Registration Statement.

37.                   With respect to third-party statements in your prospectus, such as the data attributed to NPD and Nielsen, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources.

The Company respectfully advises the Staff that it is supplementally providing the Staff, under separate cover, highlighted and cross-referenced copies of the referenced sources cited in the Registration Statement. In addition, the Company further advises the Staff that none of the referenced sources was commissioned by or prepared for the Company in connection with the offering. The sources are either available to the public or are available for a fixed annual subscription fee.

The Company is not portraying any of these sources of market or industry data as experts with respect to the Registration Statement. While Rule 436 under the Securities Act does not define “experts,” the consent provisions of Section 7 of the Securities Act (pursuant to which Rule 436 is promulgated) only apply to “accountant[s], engineer[s], or appraiser[s] or any person[s] whose profession gives authority to a statement made….” The Company believes that third-party providers of market data, who are not commissioned to prepare a report for inclusion in the Registration Statement, are beyond the scope of persons intended to be covered by the consent requirements of Section 7 and Rule 436 under the Securities Act. As discussed above, the referenced market data was taken from information provided by third parties pursuant to pre-determined fixed-fee subscription services and were not commissioned or prepared specifically for inclusion in the Registration Statement. World Kitchen pays for these subscriptions as an ordinary course business activity. Accordingly, the Company believes that it is not required to file a consent with respect to any of these sources of industry data under Rule 436 of Regulation C or Section 7 of the Securities Act.

Overview, page 208

38.                   Please provide us with supplemental support for your statements that “World Kitchen is a leading global housewares platform with a proven track record of delivering innovative branded customer solutions” and that World Kitchen has “leading positons across all categories served.” In doing so, please disclose whether the statements are based upon management’s belief, industry data, reports, articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and disclose the basis of such belief. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon.

The Company respectfully advises the Staff that the statements that “World Kitchen is a leading global housewares platform with a proven track record of delivering innovative branded customer solutions” and that World Kitchen has “leading positons across all categories served” are the belief of management. The Company further advises the Staff that management bases its beliefs on a combination of third-party industry data and internal metrics, support for which the Company is supplementally providing the Staff under separate cover. The Company has revised the disclosure on pages 23, 219 and 231 of the Revised Registration Statement to clarify that it is management’s belief that “World Kitchen is a leading global housewares platform with a proven track record of delivering innovative branded customer solutions” and that World Kitchen brands “are widely recognized”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of World Kitchen

Overview, page 220

39.                   We note your disclosure on page 209 of certain strengths that management believes will enable World Kitchen to achieve its growth strategies. We further note remarks by GPIA’s CEO during an investor call on April 19, 2016 pertaining to its three-pillared growth strategy for World Kitchen. Please revise your overview to include management’s perspective on the business and provide an executive level overview of World Kitchen to provide context for the remainder of the MD&A discussion. Also discuss the performance indicators (financial and non-financial) that management uses to assess the business and that would be important to investors in evaluating results of operations and financial condition. Refer to Section III.A of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 231 through 234 of the Revised Registration Statement.

Factors Affecting World Kitchen’s Results of Operations, page 220

40.                   We note your cross-reference to numerous risks pertaining to World Kitchen as discussed in your Risk Factors section. Please revise your disclosure to identify and discuss those specific risks and challenges facing World Kitchen and how management is addressing those concerns.

In response to the Staff’s comment, the Company has revised the disclosure on pages 232 through 234 of the Revised Registration Statement.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 224

41.                   When you identify more than one reason for an increase or decrease in the components of net income, please quantify, to the extent possible, the effect of each different reason.

In response to the Staff’s comment, the Company has revised the disclosure on pages 239, 241 and 242 of the Revised Registration Statement.

42.                   Please revise to provide further qualitative detail regarding the material changes you discuss between periods, including, where appropriate, whether such changes were attributable to increase in prices, volume or amount of goods sold or to the introduction of new products. For example, you note that sales increased in the North America segment by $12.6 million due to “new promotion activities” and in the Asia Pacific segment by $18.8 million “primarily due to growth in China’s TV home shopping distribution channel,” but have not addressed what factors specifically drove such changes. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 239 through 243 of the Revised Registration Statement.

43.                   Considering the significance of foreign currency to your results of operations, please quantify the impact of foreign currency rather than stating that results were “offset by unfavorable foreign currency impact.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 239 through 243 of the Revised Registration Statement.

44.                   You note that your increase in gross profit for 2015 was “partially offset by an unfavorable change in distribution channel mix.” In an effort to provide more meaningful and transparent disclosure, please enhance your discussion to explain the nature and drivers of the foregoing change, including how your profit margins differ amongst the distribution channels you mention on page 212 (e.g. sales through owned stores, your customer call center, your website, and wholesale via third party distributors, internet retailers and customers’ retail stores) and how each of your distribution channels have impacted your results of operations and profitability for 2015. Also include disclosure regarding known trends, demands or commitments affecting your distribution channels that are reasonably likely to impact your future results of operations and financial condition. In this regard, we note your emphasis in the April 19, 2016 investor call on e-commerce growth, expanding sales channels, and a focus on optimizing store networks.

In response to the Staff’s comment, the Company has revised the disclosure on page 231 of the Revised Registration Statement.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 226

45.                   You state that the increase to the North America segment sales were due to increases to higher “base” business sales and higher “specialty product” sales. Please explain and differentiate the types of products included in your “base” business versus your “specialty product” sales. In doing so, please tell us whether your base business and specialty product sales have similar gross margins.

The Company respectfully advises the Staff that “base business” sales refers to sales of World Kitchen’s products, other than OLFA® products, on both a day-to-day and a promotional basis. “Specialty product” sales refers to sales of World Kitchen’s OLFA® products. The Company further advises the Staff that World Kitchen’s “specialty product” sales have larger gross margins than its “base business” sales, in part because “base business” comprises multiple brands addressing varying price points. The Company has revised the disclosure on page 241 of the Revised Registration Statement to clarify that World Kitchen’s net sales in its “North America” segment increased from 2013 to 2014 primarily as a result of changes in net sales of certain “base business” products.

46.                   We note that net sales for your Asia Pacific segment changed due to a decrease in net sales in Japan due to a channel inventory adjustment and decrease in India due to a change in distribution model. Please explain your channel inventory adjustment and change in distribution model and discuss why their impact decreased net sales.

The Company respectfully advises the Staff that World Kitchen’s channel inventory adjustment in Japan comprised increased customer inventory levels in 2014 as compared to 2013. The Company further advises the Staff that World Kitchen’s change in distribution model in India was due to the weakening of the Indian economy from 2013 to 2014. As a result, World Kitchen shrunk its sales force, which sold directly to large customers, and shifted to a distributor model. The Company has revised the disclosure on page 241 of the Revised Registration Statement in response to the Staff’s comment.

47.                   We note that net sales in your LA/EMEA segment increased due to new distribution initiatives in Europe and Mexico. Please explain what your new distribution initiatives are and how they increase net sales.

The Company respectfully advises the Staff that World Kitchen’s distribution initiatives in Europe and Mexico in 2014 comprised entry into several new European markets, as well as promotional arrangements for World Kitchen’s Snapware® products in certain Mexican club stores. Entering new European markets resulted in an increase in Corelle® sales of $3.4 million and the aforementioned promotional arrangements in Mexico resulted in an increase in Snapware® sales of $2.5 million. The Company has revised the disclosure on page 242 of the Revised Registration Statement in response to the Staff’s comment.

Contractual Obligations, page 230

48.                   Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

In response to the Staff’s comment, the Company has revised the disclosure on page 246 of the Revised Registration Statement.

Compensation Discussion and Analysis in Relation to World Kitchen

Fiscal Year 2015 Compensation

Determination of Compensation, page 246

49.                   Your Compensation Discussion and Analysis section should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2015 for each of the named executive officers identified in the Summary Compensation Table. We note that the benchmarking information provided by your compensation consultant is only used to set the cash compensation level; though you indicate that you target the 50th to 75th percentile of your peer group in setting total compensation levels. If the information provided by your compensation consultant is not used to benchmark the other elements of total compensation (i.e. with respect to long-term equity incentive compensation and severance benefits), please clarify how such amounts were determined and the factors considered. Note that, with respect to total cash compensation, if your compensation committee sets the benchmark at a certain range or percentile of the compensation provided by the component companies in the peer group, the range or percentile should be disclosed. We would expect this discussion to address how you arrived at the target percentages for NEOs under the management incentive plan. Refer to Items 402(b)(1)(iv) and (v) and 402(b)(2)(xiv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 264 of the Revised Registration Statement to clarify that annual equity awards are determined based on general practices of other private equity owned portfolio companies and not the peer group on which cash compensation is benchmarked. The Company advises the Staff that only cash compensation is targeted at between the 50th and 75th percentile of the market.

50.                   Please indicate whether you currently have a specific policy to guide the allocation of total compensation among the various elements and forms of awards (e.g. cash or equity). If you have a formula or other allocation mechanism, please describe it. If you follow a more generalized preference or practice in allocating among forms of compensation, please include an appropriate discussion of any such policies. Discuss how decisions regarding one type of award motivate the compensation committee to award or consider other forms of compensation. In this regard we note increases in total cash compensation (i.e. base salary and pursuant to the non-equity incentive compensation plan) in 2015 relative to reductions in equity awards for 4 out of 5 named executive officers. Refer to Item 402(b)(2)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 264 of the Revised Registration Statement to clarify that the CLDC does not apply a specific policy or formula for allocating compensation among the various elements. The Company advises the Staff that rather, the mix of compensation awarded is determined after reviewing the competitive practices of the peer group and, with respect to equity compensation, against general practices at private equity portfolio companies.

Beneficial Ownership of Securities

Security Ownership of Certain Beneficial Owners and Management of GPIA, page 256

51.                   Please identify the names of the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as Arrowgrass Capital Partners (US) LP, Asset Management Inc., TDAM USA Inc., and Polar Asset Management Partners Inc., LLC. See Instruction 2 to Item 403 of Regulation S-K. Refer also to Question 140.02 of the Division’s Compliance & Disclosure Interpretations for Regulation S-K, which is available on our website.

In response to the Staff’s comment, the Company has added disclosure identifying by name the natural persons who exercise voting or investment control or both with respect to the shares held by Davidson Kempner Capital Management LP. See page 275 of Registration Statement.  Based on a review of the Schedule 13Gs (as amended) filed by (a) Arrowgrass Capital Partners (US) LP, (b) TD Asset Management Inc. and (c) Polar Asset Management Partners Inc., the Company is unable to identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by those security holders as such information is not included in such Schedule 13Gs.

52.                   You indicate that following the business combination, your Sponsor will beneficially own 12.9% of the company’s outstanding shares of common stock, which does not appear to give effect to the 5,000,000 shares of common stock issuable to Sponsor pursuant to its equity commitment. Please advise or revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 274 of the Revised Registration Statement.

53.                   Pursuant to footnote 2, this presentation assumes that there will be no redemption by GPIA shareholders. Please also demonstrate in the beneficial ownership table the impact that the maximum allowable redemptions would have on beneficial ownership following the merger.

In response to the Staff’s comment, the Company has revised the disclosure on page 274 of the Revised Registration Statement.

Certain Relationship and Related Person Transactions

GPIA Related Person Transactions, page 261

54.                   You do not appear to have provided disclosure fully responsive to Item 404(a) of Regulation S-K. In this regard, we note that your disclosure does not address the equity commitment letter with Sponsor, dated April 19, 2016. Please revise accordingly. Please also file such letter as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 279 of the Revised Registration Statement.  Additionally, the equity commitment letter with our Sponsor is now filed as Exhibit 10.19 to the Revised Registration Statement.

Financial Statements

55.                   Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

The financial information throughout the Registration Statement has been updated accordingly.

WKI Holding Company, Inc. and Subsidiaries Financial Statements

Notes to Consolidated Financial Statements

1. Nature of Operations and Basis of Presentation, page W-10

56.                   We note here and on page 208 that you sell products via the internet through your well-established e-commerce platform. Please tell us the amount of revenues generated from e-commerce for each period presented. Please also tell us how much revenues are derived from your 108 retail stores for each period presented.

The Company  respectfully advises the Staff that World Kitchen generated revenues from retail stores and e-commerce for the years ended December 31, 2015, 2014 and 2013 as follows:

Revenues generated from Retail Stores and E-Commerce

(in millions)

	Retail Stores
	North America	Australia	Korea	E-Commerce
2015	$78.8	$6.5	$7.7	$41.4
2014	79.8	7.4	6.3	36.6
2013	78.9	7.3	4.0	32.9

Precious Metals, page W-12

57.                   We note your use of precious metals for rebuilding tanks in your manufacturing facilities and for use in production of certain products for resale. We also note that you record precious metals at cost, using the first-in, and first-out method. Please clarify whether the precious metals recorded as a non-current asset on your balance sheet represents precious metals that will be used in rebuilding tanks and ultimately capitalized and depreciated or if it represents raw material that will be used to manufacture products for resale, or a combination of both. If any amounts will be used for the production of products for resale, please tell us why those precious metals are not valued at lower of cost or market pursuant to ASC 330-10-35-1. For any amounts that will be used to rebuild tanks in your manufacturing facility, please tell us how you assess those precious metals for impairment.

The Company respectfully advises the Staff that the precious metals, namely platinum and rhodium, used in the World Kitchen’s manufacturing processes to coat high-wear areas of glass furnaces and to coat parts used in the glass melting process are classified as non-current assets. These precious metals are not capitalized and depreciated as their value is largely recoverable when the furnace or part reaches the end of its useful life. These precious metals are also not considered raw materials as they are not part of the bill of material for any product made in the furnace. Except for the precious metals discussed in Note 13 to WKI Holding Company, Inc.’s audited consolidated financial statements and Note 11 to WKI Holding Company, Inc.’s unaudited consolidated financial statements, each included in the Revised Registration Statement, World Kitchen’s precious metals are recorded at cost using the first-in, first-out method, less recovery losses, which are expensed as incurred.

The Company further advises the staff that World Kitchen evaluates precious metals for impairment on a quarterly basis, based on the market value of the metals. Should the fair value fall below the cost, World Kitchen would reduce the cost basis of the precious metals accordingly. World Kitchen carries a minimum 2% reserve on the value of precious metals in the recovery process, which is consistent with the historical average loss.

In response to the Staff’s comment, the Company has revised the disclosure on page W-12 of the Revised Registration Statement.

Property, Plant and Equipment, page W-12

58.                   Please revise your footnote disclosures to clarify, if true, that you allocate a portion of your depreciation to cost of sales. If you do not allocate a portion to cost of sales, please tell us how you considered the guidance in SAB Topic 11.B regarding the description of your cost of sales line item on the income statement.

In response to the Staff’s comment, the Company has revised the disclosure on page W-13 of the Revised Registration Statement.

16. Segment Reporting, page W-45

59.                   Please disclose revenues from external customers for each type of product sold, such as bakeware and dinnerware, or for each of your brands, including but not limited to Corelle,

Chicago Cutlery, Snapware, Pyrex and CorningWare. Alternatively, you may provide such disclosure in a manner in which you group similar products. Refer to ASC 280-10-50-40.

In response to the Staff’s comment, the Company has revised the disclosure on page W-47 of the Revised Registration Statement.

Annex A, Merger Agreement

60.                   Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement. In addition, please file an agreement to furnish the Staff with a copy of any omitted schedule upon request, which agreement may be included in the exhibit index to the registration statement.

In response to the Staff’s comment, the Company has added the disclosure on page A.A-v to include a list identifying the contents of all omitted sections of the disclosure letters delivered by the relevant parties to the merger agreement.

With respect to the merger agreement that was incorporated by reference into the Registration Statement, the Company respectfully advises the Staff that entry 2.1 in the exhibit index on page II-1 includes a footnote stating that “The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.”

Annex G, Preliminary Proxy Card

61.                   We note that proposal 5 is seeking shareholder approval authorizing that directors of WDKN may only be removed for cause and, in such instances, only by at least two-thirds vote of the outstanding capital stock of WDKN. Please provide your analysis as to why you are not required to unbundle the foregoing items into two separate proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

The Company has considered Rule 14a-4(a)(3) and guidance issued by the Staff with respect thereto, and the Company respectfully notes that it does not believe that the elements of Proposal No. 5, which authorizes that directors of WDKN may only be removed for cause, and in such instances, only by at least two-thirds vote of the outstanding capital stock of WDKN, represent “separate matters” required to be presented in separate proposals.  Proposal No. 5 authorizes a singular new standard for the removal of directors—for cause and with a two-thirds vote of shareholders.  Accordingly, the Company does not view Proposal No. 5 as containing independent matters, but rather as  inextricably linked components of a heightened requirement for director removal that  the Company’s board of directors believes will (i) increase board continuity and the likelihood that experienced board members with familiarity of WDKN’s business operations would serve on the board at any given time, (ii) ensure that control of the board would not abruptly shift in the event of a sudden acquisition of a substantial portion of WDKN’s common stock by an unrelated person, group or entity and (iii) make it more difficult for a potential acquiror or other person, group or entity to gain control of WDKN’s board of directors.

The purpose of the unbundling rule of Rule 14a-4(a)(3), as expressed in Exchange Act Release No. 31326 (October 16, 1992), is to permit stockholders to communicate their views on each of the matters put to a vote, and to not be compelled to approve parts of packaged matters they might not approve if presented independently.  As discussed above, the Company believes that the elements of Proposal No. 5 comprise a unitary matter, which is the enactment of a new standard for the removal of board members. To amend the organizational documents to provide for the removal of directors only for cause without also establishing the number of shareholders required to approve such a removal would be incomplete, as would an amendment that solely provides for the ability of two-thirds of shareholders to remove directors without specifying the grounds for such removal.

Furthermore, the Company believes that bifurcation of the matters presented in Proposal No. 5 may cause unwarranted and unnecessary confusion to Company shareholders as, if separated, the Company would be asking its shareholders to vote on two separate proposals that relate to the same subject matter.  For these reasons, the Company believes that the individual components of Proposal No. 5 should not be considered separately and the Company respectfully submits that stockholders should instead consider Proposal No. 5 as currently drafted.

62.                   We note that proposal 6 is seeking shareholder approval authorizing (a) the threshold of holders of two-thirds or more of outstanding capital stock of WDKN to call a meeting of shareholders and (b) removal of the ability of WDKN shareholders to take action by written consent in lieu of a meeting. Please provide your analysis as to why you are not required to unbundle items (a) and (b) into two separate proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

In response to the Staff’s comment, the Company has unbundled items (a) and (b) into two separate proposals as presented on the Company’s preliminary proxy card in Annex G and has similarly revised the relevant disclosures in the Revised Registration Statement.

63.                   We note that proposal 8 is seeking shareholder approval of “all other changes in connection with the replacement of the current amended and restated memorandum and articles of association of GPIA with a new certification of incorporation and bylaws of WDKN as part of the domestication,” including electing not to be governed by Section 203 of the DGCL, granting a waiver regarding corporate opportunities to WDKN’s directors and officers, and adopting Delaware as the exclusive forum for certain shareholder litigation. Please provide your analysis as to why you are not required to unbundle the various material provisions to the proposed changes to your certificate of incorporation. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 of the Compliance and Disclosure Interpretations relating to Rule 14a-4(a)(3), which is available on our website.

The Company respectfully advises the Staff that “Proposal No. 8” referenced in the Staff’s comment above, has been renumbered as “Proposal No. 9” in the Revised Registration Statement.  Accordingly, the Company’s response below refers to “Proposal No. 9.”

The Company has considered Rule 14a-4(a)(3) and the Staff’s related guidance and respectfully maintains its view that the provisions of its organizational documents included in Proposal No. 9 are related matters that do not need to be unbundled and presented as separate proposals.

The Delaware General Corporation Law (“DGCL”) contemplates that upon a corporation’s formation, or, as in this case, domestication, specific choices can be made under Delaware law with regard to how the corporation will be governed by the DGCL. These choices include, among others, the option to renounce its interest in certain corporate opportunities (DGCL §122(17)), the option to opt out of a prohibition on certain business combinations (DGCL §203(b)) and the option to designate Delaware the exclusive forum for shareholder litigation (DGCL §115).  Because the Company is domesticating in Delaware in connection with this business combination, it will be subject to Delaware law for the first time and thus is presenting in Proposal No. 9 the selections made as to how to be governed under the DGCL.  The remaining three amendments specifically identified in Proposal No. 9 — name change, perpetual existence and removal of blank check-style provisions — are similarly related to the corporation’s existence as a Delaware corporation under the DGCL.

Accordingly, the Company believes the matters included in Proposal No. 9 are intertwined and constitute a single matter — in essence, the establishment of a perpetually existing Delaware corporation governed by the DGCL in the place of a limited existence, blank check Cayman Islands company governed by the Cayman Islands Companies Law.

For these reasons, the Company believes that the components of Proposal No. 9 should not be considered or viewed in isolation and the Company respectfully submits that the items included in Proposal No. 9 collectively are a single matter and presented to GPIA shareholders in compliance with Rule 14a-4(a)(3).

Item 21. Exhibits and Financial Statements Schedules, page II-1

64.                   Please file the debt commitment letter with Citigroup Global Markets Inc., Bank of Montreal and BMO Capital Markets Corp., dated April 19, 2016, as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the debt commitment letter as Exhibit 10.20 to the Registration Statement.

*      *      *

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2854 or my colleague, Paul T. Schnell, at (212) 735-2322.

Sincerely,

/s/ Timothy M. Fesenmyer
Timothy M. Fesenmyer

cc:                                Antonio Bonchristiano
GP Investments Acquisition Corp.

Paul T. Schnell
Skadden, Arps, Slate, Meagher & Flom LLP